Exhibit 21.1

Subsidiaries of Westport(1)	Jurisdiction of Incorporation or Organization

Westport Power Inc.	British Columbia, Canada

Emer S.p.A.	Italy

(1)	Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Westport are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the date of this registration statement.